iBio, Inc.

December 17, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Esq., Laura Crotty, Esq.

Re:	iBio, Inc. Registration Statement on Form S-1 (File No. 333-167361)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iBio, Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-167361 (the “Registration Statement”), including all amendments and exhibits thereto, effective as of the date first set forth above.  No securities have been sold pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement as it has determined not to proceed with the public offering described therein, and certain of the shares of common stock that were registered for resale in the Registration Statement will be included in a new registration statement to be filed with the Commission. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act..

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact our attorney, Andrew Abramowitz, at (212) 972-8882, or the undersigned at (609) 802-6466.

Very truly yours,

Frederick Larcombe

Chief Financial Officer

Cc:	Andrew Abramowitz